AN2 Therapeutics, Inc.

1800 El Camino Real, Suite D

Menlo Park, California 94027

March 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gary Guttenberg, Christine Westbrook

Re:	AN2 Therapeutics, Inc.

Registration Statement on Form S-1, as amended (File No. 333-263295)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, AN2 Therapeutics, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on March 24, 2022, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Josh Seidenfeld of Cooley LLP at (650) 843-5862 or, in his absence, Sally Kay of Cooley LLP at (650) 843-5582.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

AN2 Therapeutics, Inc.

/s/ Eric Easom
By:	Eric Easom
Title:	Chief Executive Officer

cc:	Eric Easom, AN2 Therapeutics, Inc.

Lucy Day, AN2 Therapeutics, Inc.

Josh Seidenfeld, Cooley LLP

Sally Kay, Cooley LLP

Anitha Anne, Cooley LLP

Emily Roberts, Davis Polk & Wardwell LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP